October 10, 2024

Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

       Re: Pasithea Therapeutics Corp.
           Registration Statement on Form S-3
           Filed October 7, 2024
           File No. 333-282532
Dear Tiago Reis Marques:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tracy Buffer, Esq.